UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

MiMedx Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

602496101

(CUSIP Number)

EIAD ASBAHI

PRESCIENCE POINT CAPITAL MANAGEMENT, LLC

1670 Lobdell Avenue, Suite 200

Baton Rouge, Louisiana 70806

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 6, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Prescience Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,888,652
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,888,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,888,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Prescience Point Special Opportunity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,845,539
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,845,539
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,845,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Prescience Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,734,191
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,734,191
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,734,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Louisiana
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,618,335
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,618,335
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,618,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.97%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Eiad Asbahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,618,335
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,618,335
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,618,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.97%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Richard J. Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,300,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

M. Kathleen Behrens Wilsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

Melvin L. Keating
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 602496101

1	NAME OF REPORTING PERSON

K. Todd Newton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 602496101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	Prescience Partners, LP (“Prescience Partners”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	Prescience Point Special Opportunity LP (“Prescience Point”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(iii)	Prescience Capital, LLC (“Prescience Capital”), a Delaware limited liability company, as the general partner of each of Prescience Partners and Prescience Point;
(iv)	Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC (“Prescience Management”), a Louisiana limited liability company, as the investment manager and general partner of each of Prescience Partners and Prescience Point and the investment manager to certain managed accounts (“the Managed Accounts”);
(v)	Eiad Asbahi, as managing member of Prescience Management;
(vi)	Richard J. Barry, with respect to the Shares beneficially owned by him and as a nominee for the Board;
(vii)	M. Kathleen Behrens Wilsey, Ph. D., as a nominee for the Board;
(viii)	Melvin L. Keating, as a nominee for the Board; and
(ix)	K. Todd Newton, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Prescience Partners, Prescience Point, Prescience Capital, Prescience Management and Eiad Asbahi is 1670 Lobdell Avenue, Suite 200, Baton Rouge, Louisiana 70806. The principal business address of Mr. Barry is 431 West Brown Street, Birmingham, Michigan 48009. The principal business address of Dr. Behrens Wilsey is P.O. Box 1423, Ross, California 94957. The principal business address of Mr. Keating is 46 Four Seasons Drive, North Caldwell, New Jersey 07006. The principal business address of Mr. Newton is 3107 Point O Woods, Austin, Texas 78735.

11

CUSIP NO. 602496101

(c)       The principal business of Prescience Partners and Prescience Point is investing in securities. The principal business of Prescience Capital is serving as the general partner of each of Prescience Partners and Prescience Point. The principal business of Prescience Management is serving as the investment manager to each of Prescience Partners and Prescience Point as well as serving as the investment manager to the Managed Accounts. The principal occupation of Mr. Asbahi is serving as the managing member of each of Prescience Capital and Prescience Management. The principal occupation of Mr. Barry is serving as a private, independent investor. The principal occupation of Dr. Behrens Wilsey is serving as an independent life sciences consultant and investor. The principal occupation of Mr. Keating is serving as a consultant, providing investment advice and other services to public companies and private equity firms. The principal occupation of Mr. Newton is serving as the Chief Executive Officer of Apollo Endosurgery, Inc., a medical device company.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Prescience Partners, Prescience Point and Prescience Capital is organized under the laws of the State of Delaware, Prescience Management is organized under the laws of the State of Louisiana and Mr. Asbahi is a citizen of the United States of America. Each of Messrs. Barry, Keating and Newton and Dr. Behrens Wilsey is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Prescience Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 4,888,652 Shares beneficially owned by Prescience Partners is approximately $12,099,105, including brokerage commissions.

The Shares purchased by Prescience Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,845,539 Shares beneficially owned by Prescience Point is approximately $4,669,214, including brokerage commissions.

The Shares purchased by the Managed Accounts were purchased with personal funds in open market purchases. The aggregate purchase price of the 884,144, Shares beneficially owned by the Managed Accounts is approximately $2,982,028, including brokerage commissions.

The Shares purchased by the trust for the benefit of Mr. Barry and his spouse were purchased with personal funds in open market purchases. The aggregate purchase price of the 3,300,000 Shares beneficially owned by Mr. Barry (by virtue of his position as co-trustee of the trust) is approximately $12,020,413, including brokerage commissions.

12

CUSIP NO. 602496101

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 6, 2019, Prescience Management (together with its affiliates, “Prescience”) delivered a letter to the Issuer (the “Nomination Notice”) nominating a slate of highly-qualified and independent director candidates, including Richard J. Barry, M. Kathleen Behrens Wilsey, Ph. D., Melvin L. Keating, and K. Todd Newton (collectively, the “Nominees”), for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s upcoming annual meeting of shareholders scheduled to be held on June 17, 2019 (the “Annual Meeting”).

Prescience is monitoring the litigation in Florida and reserves its right to either increase or decrease its slate depending on the number of directors that will ultimately stand for election at the Annual Meeting. Prescience believes that the Issuer’s shareholders deserve to elect a majority of the Board without further delay, and, as a result, both Class II and Class III directors should stand for election at the upcoming Annual Meeting.

Prescience believes the Issuer is substantially undervalued, and with the proper leadership in place, Prescience expects the Issuer’s share price will appreciate significantly as the Issuer returns to growth and realizes the value of its attractive pipeline of late-stage clinical trials. Prescience believes its Nominees will help the Issuer achieve its potential and bring value to all shareholders by offering:

•	Immense Credibility and Reputational Capital
•	Demonstrated Public Company Turnaround and Restatement Experience
•	Extensive Healthcare and BioPharma Experience and Relationships
•	Commitment to Ethical, Sound Governance
•	Freedom from Attachment to Past Actions or Legacy Issues

Prescience believes it is vital for shareholders to consider the high caliber of its Nominees, who possess the demonstrated experience, knowledge and ability to address the long-term value destruction that has occurred during the tenure of the current Board and former management team. Prescience believes its Nominees stand ready to lead the Issuer to a better future for patients, health care professionals and the Issuer’s employees, consistent with the best interests of shareholders.

Richard J. Barry has served as a director of Elcelyx Therapeutics, Inc., a private pharmaceutical company, since February 2013 and has served as a Managing Member of GSM Fund, LLC, a fund established for the sole purpose of investing in Elcelyx Therapeutics, since February 2013. Earlier in his career, he was a founding member of Eastbourne Capital Management LLC, a large equity hedge fund investing in a variety of industries, including health care, and served as the Managing General Partner and Portfolio Manager from 1999 to its close in 2010. Prior to that, he was a Portfolio Manager and Managing Director of Robertson Stephens Investment Management, an investment company, from 1995 until 1999. Before that, Mr. Barry spent over 13 years in various roles in institutional equity and investment management firms, including Lazard Freres, Legg Mason and Merrill Lynch. Mr. Barry has served as a director of Sarepta Therapeutics, Inc. (NASDAQ: SRPT), a genetic medicine company, since June 2015, and he has been a Partner and Advisory Board member of the San Diego Padres since 2009. Mr. Barry served as an Advisory Board member for the Schreyer Honors College at Pennsylvania State University from June 2013 until June 2016. Mr. Barry previously served as a director of Cluster Wireless, LLC, a software company, from 2011 until 2014, and of BlackLight Power, Inc. (n/k/a Brilliant Light Power, Inc.), an energy research company, from 2009 until 2010. Mr. Barry holds a B.A. from Pennsylvania State University.

13

CUSIP NO. 602496101

M. Kathleen Behrens Wilsey, Ph.D. has served as an independent life sciences consultant and investor since December 2009. Dr. Behrens Wilsey served as the Co-Founder, President, Chief Executive Officer and as a director of the KEW Group Inc., a private oncology services company, from January 2012 until June 2014. Earlier in her career, Dr. Behrens Wilsey served as a general partner for selected venture funds for RS Investments, a mutual fund firm, from 1996 until December 2009. While Dr. Behrens Wilsey worked at RS Investments, from 1996 to 2002, she served as a managing director at the firm and, from 2003 to December 2009, she served as a consultant to the firm. During that time, Dr. Behrens Wilsey also served as a member of the President’s Council of Advisors on Science and Technology (PCAST), from 2001 to 2009 and as chairwoman of PCAST’s Subcommittee on Personalized Medicine, as well as the President, director and chairwoman of the National Venture Capital Association, an organization that advocates for public policy that supports the American Entrepreneurial ecosystem, from 1993 until 2000. Prior to that, she served as a general partner and managing director for Robertson Stephens & Co., an investment company, from 1983 through 1996. Dr. Behrens Wilsey has served as a member of the Board of Directors of each of Sarepta Therapeutics, Inc. (NASDAQ: SRPT), a medical research and drug development company, since March 2009 (Chairwoman of the Board since April 2015) and IGM Biosciences, Inc., a privately held biotechnology company, since January 2019. She served as a director of Amylin Pharmaceuticals, Inc. (formerly NASDAQ: AMLN), a biopharmaceutical company, from 2009 until the company’s sale in 2012 to Bristol-Myers Squibb Co. Prior to that, she served on the Board of Directors of Abgenix, Inc. (formerly NASDAQ: ABGX), a biopharmaceutical company, from 2001 until the company was sold to Amgen, Inc. in 2006. From 1997 to 2005, Dr. Berens was a director of the Board on Science, Technology and Economic Policy for the National Research Council. Dr. Behrens Wilsey was also a Co-Founder of the Coalition for 21st Century Medicine, a trade association for new generation diagnostics companies. Dr. Behrens Wilsey holds a B.S. in Biology and a Ph.D. in Microbiology from the University of California, Davis.

14

CUSIP NO. 602496101

Melvin L. Keating has been a consultant, providing investment advice and other services to public companies and private equity firms, since November 2008.  From December 2005 to September 2008, Mr. Keating served as the Chief Executive Officer of Alliance Semiconductor Corporation (formerly NASDAQ: ALSC), a manufacturer and seller of semiconductors, and as its President from March 2006 to September 2008.  Prior to that, Mr. Keating served as a Strategy Consultant for Warburg Pincus Equity Partners, a private equity and venture capital firm, for seven years, as President and Chief Executive Officer of Sunbelt Management Company, a privately held real estate company, and as Chief Financial Officer of Quovadx, Inc. (formerly NASDAQ: QVDX), a healthcare software company.  He has served as a director of Harte Hanks, Inc. (NYSE: HHS), a global marketing services firm specializing in multi-channel marketing solutions, since July 2017, MagnaChip Semiconductor Corporation (NYSE: MX), a designer and manufacturer of analog and mixed-signal semiconductor platform solutions, since August 2016, Agilysys Inc. (NASDAQ: AGYS), a technology company that provides innovative software for point-of-sale (POS), property management, inventory and procurement, workforce management, analytics, document management and mobile and wireless solutions and services to the hospitality industry, since September 2015 and Vitamin Shoppe, Inc. (NYSE: VSI), a retailer of nutritional supplements, since April 2018.  In addition, Mr. Keating has served on the board of SPS Commerce, Inc. (NASDAQ: SPSC), a company that provides cloud based supply chain management software, since March 2018.  Mr. Keating will be stepping down from the board of SPS Commerce, Inc. on May 14, 2019.  Mr. Keating previously served as a director of each of Red Lion Hotels Corporation (NYSE: RLH), a hospitality corporation, from July 2010 until May 2017, API Technologies Corp. (formerly NASDAQ: ATNY), a company that designs, develops and manufactures systems, subsystems, modules and components for radio frequency, microwave, millimeterwave, electromagnetic, power and security applications, from January 2011 until April 2016, Crown Crafts Inc. (NASDAQ: CRWS), a company that designs, markets and distributes infant, toddler and juvenile consumer products, from August 2010 until August 2013, Integral Systems, Inc. (formerly NASDAQ: ISYS), a satellite ground systems manufacturer, from October 2010 until July 2011, White Electronic Designs Corp. (formerly NASDAQ: WEDC), an aerospace and defense company, from February 2009 until May 2010, Aspect Medical Systems Inc. (formerly NASDAQ: ASPM), a developer, manufacturer and marketer of anesthesia monitoring systems, from June 2009 until November 2009, InfoLogix, Inc. (formerly NASDAQ: IFLG), a company that provides enterprise mobility and wireless asset tracking solutions for healthcare and commercial industries, from April 2010 until January 2011, and ModSys International Ltd. (formerly BluePhoenix Solutions Ltd. NASDAQ: MDSY)), a company that develops and sells modernization services for legacy information technology systems, from February 2012 until October 2016.  Earlier in his career, Mr. Keating served on the boards of each of Integrated Silicon Solutions Inc. (formerly NASDAQ: ISSI), a company that designs, develops and markets memory devices, Tower Semiconductor Ltd. (NASDAQ: TSEM), an integrated circuits manufacturer, Price Legacy Corp. (formerly NASDAQ: PLRE), a real estate investment trust, Bitstream Inc. (formerly NASDAQ: BITS), a type foundry that produced digital typefaces, LCC International, Inc. (formerly NASDAQ: LCCI), a provider of wireless voice and data engineering services, and Plymouth Rubber Company, Inc. (formerly AMEX: PLR.A), a manufacturer of vinyl and rubber products.  Mr. Keating holds his B.A. in Art History from Rutgers University as well as his M.S. in Accounting and his M.B.A. in Finance from The Wharton School of the University of Pennsylvania.

15

CUSIP NO. 602496101

K. Todd Newton, has, since July 2014, served as Chief Executive Officer and a member of the board of directors of Apollo Endosurgery, Inc. (NASDAQ: APEN), a leader in the field of gastrointestinal therapeutic endoscopy. From 2009 to 2014, Mr. Newton served as Executive Vice President and Chief Financial Officer at ArthroCare Corporation, a medical device company, including from 2013 to 2014 as its Chief Operating Officer. Prior to his leadership at ArthroCare, Mr. Newton served in a number of executive officer roles, including as President and Chief Executive Officer of Synenco Energy, Inc., a Canadian oil sands company. From 1994 to 2004, Mr. Newton was a Partner at Deloitte & Touche LLP. Mr. Newton holds a B.B.A. in accounting from the University of Texas at San Antonio.

On May 7, 2019, Prescience delivered an open letter to shareholders (the “Letter”) announcing its delivery of the Nomination Notice to the Issuer. In the Letter, Prescience stated, among other things, its belief that the Issuer’s future is exciting as a biopharmaceutical company pioneering highly-effective, innovative products for wound care applications at a time when the healthcare marketplace is desperate for breakthrough solutions that deliver effective care at a reasonable cost, but that this potential has been jeopardized by years of ineffective oversight by the Board, in addition to alleged wrongdoing by former members of the Issuer’s management, which has led to alleged accounting irregularities, severe operational challenges, regulatory investigations and corporate instability.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.3, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 109,347,613 shares of Common Stock outstanding as of December 31, 2017, as disclosed in a Schedule 13D/A filed by a shareholder of the Issuer on October 10, 2018. This number of outstanding shares as of December 31, 2017 was provided by the Issuer to the shareholder in connection with the filing of his 13D/A on February 6, 2018. Since such date, the Issuer has not reported its number of outstanding shares of Common Stock in any filing made by the Issuer with the Securities and Exchange Commission.

16

CUSIP NO. 602496101

A.	Prescience Partners
(a)	As of the close of business on May 8, 2019, Prescience Partners beneficially owned 4,888,652 Shares.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,888,652
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,888,652

(c)	The transactions in the Shares by Prescience Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Prescience Point
(a)	As of the close of business on May 8, 2019, Prescience Point beneficially owned 1,845,539 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,845,539
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,845,539

(c)	Prescience Point has not entered into any transaction in the Shares since the filing of the Schedule 13D.
C.	Prescience Capital
(a)	Prescience Capital, as the general partner of Prescience Partners and Prescience Point, may be deemed the beneficial owner of the (i) 4,888,652 Shares beneficially owned by Prescience Partners and (ii) 1,845,539 Shares beneficially owned by Prescience Point.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,734,191
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,734,191

(c)	Prescience Capital has not entered into any transaction in the since the filing of the Schedule 13D. The transactions in the Shares on behalf of Prescience Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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D.	Prescience Management
(a)	Prescience Management, as the investment manager to Prescience Partners and Prescience Point, as well as the Managed Accounts, may be deemed the beneficial owner of the (i) 4,888,652 Shares beneficially owned by Prescience Partners, (ii) 1,845,539 Shares beneficially owned by Prescience Point and (iii) 884,144 Shares held in the Managed Accounts.

Percentage: Approximately 6.97%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,618,335
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,618,335

(c)	Prescience Management has not entered into any transaction in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Prescience Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Eiad Asbahi
(a)	Mr. Asbahi, as the managing member of Prescience Management, may be deemed the beneficial owner of the (i) 4,888,652 Shares beneficially owned by Prescience Partners, (ii) 1,845,539 Shares beneficially owned by Prescience Point and (iii) 884,144 Shares held in the Managed Accounts.

Percentage: Approximately 6.97%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,618,335
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,618,335
(c)	Mr. Asbahi has not entered into any transaction in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Prescience Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Richard J. Barry
(a)	As of the close of business on May 8, 2019, Mr. Barry, as co-trustee of a certain trust that beneficially owns directly 3,300,000 Shares, may be deemed the beneficial owner of the 3,300,000 Shares held in such trust.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,300,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,300,000
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(c)	The transactions in the Shares on behalf of the trust, of which Mr. Barry is a co-trustee, during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	M. Kathleen Behrens Wilsey
(a)	As of the close of business on May 8, 2019, Dr. Behrens Wilsey did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Dr. Behrens Wilsey has not entered into any transaction in the Shares during the past sixty days.
H.	Melvin L. Keating
(a)	As of the close of business on May 8, 2019, Mr. Keating did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Keating has not entered into any transaction in the Shares during the past sixty days.
I.	K. Todd Newton
(a)	As of the close of business on May 8, 2019, Mr. Newton did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Newton has not entered into any transaction in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 6, 2019, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Prescience Partners agreed pay directly all pre-approved expenses in connection with the Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing and Solicitation Agreement, dated May 6, 2019.
99.2	Powers of Attorney.
99.3	Letter to Shareholders, dated May 7, 2019.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2019

Prescience Partners, LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Point Special Opportunity LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Capital, LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Point Capital Management LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

/s/ Eiad Asbahi
EIAD ASBAHI Individually and as attorney-in-fact for Richard J. Barry, M. Kathleen Behrens Wilsey, Melvin L. Keating and K. Todd Newton

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SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Prescience Partners, LP

Purchase of Common Stock	16,213	2.3050	04/29/2019
Purchase of Common Stock	233,787	2.5110	04/30/2019
Sale of Common Stock	(3,925)	2.5300	05/02/2019
Sale of Common Stock	(600,000)	2.4409	05/03/2019

Transactions in the Shares of the Issuer During the Past Sixty Days

RICHARD J. BARRY

(Through Trust)

Sale of Common Stock	(29,000)	3.6786	03/20/2019
Purchase of Common Stock	50,000	3.9000	03/21/2019
Sale of Common Stock	(200,000)	3.2973	04/02/2019
Sale of Common Stock	(138,500)	3.8600	04/02/2019
Sale of Common Stock	(1,100)	3.7500	04/02/2019
Sale of Common Stock	(100,000)	3.6500	04/03/2019
Purchase of Common Stock	200,000	2.9500	04/17/2019
Purchase of Common Stock	500	2.9500	04/17/2019
Purchase of Common Stock	8,925	2.9900	04/18/2019
Purchase of Common Stock	100,000	2.8994	04/22/2019
Purchase of Common Stock	100,000	2.4490	04/22/2019
Purchase of Common Stock	50,000	2.7997	04/23/2019
Purchase of Common Stock	50,000	2.8500	04/25/2019
Purchase of Common Stock	50,000	2.5000	04/25/2019
Purchase of Common Stock	59,175	2.3427	04/26/2019